UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 2,000,000,000 1.750 per cent. Notes due October 23, 2029

Filed pursuant to Rule 3 of Regulation BW

Dated: October 22, 2019

The following information regarding the U.S. Dollar 2,000,000,000 1.750 per cent. Notes due October 23, 2029 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 24, 2019) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 2,000,000,000 1.750 per cent. Notes due October 23, 2029.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 1.750 per cent. per annum, payable semi-annually in arrear on each April 23 and October 23, commencing April 23, 2020, and ending on October 23, 2029.

(c) Maturing October 23, 2029. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of October 18, 2019, the Bank entered into a Terms Agreement with Barclays Bank PLC, BMO Capital Markets Corp., BNP Paribas, Citigroup Global Markets Limited, FTN Financial Securities Corp, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities plc, Merrill Lynch International, Morgan Stanley & Co. International plc, Nomura International plc, Rabo Securities USA, Inc., RBC Capital Markets, LLC, The Toronto-Dominion Bank, UBS AG London Branch and Wells Fargo Securities, LLC (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 2,000,000,000 at 99.037% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about October 23, 2019.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.037%	0.175%	98.862%
Total: USD 1,980,740,000	USD 3,500,000	USD 1,977,240,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.     Final Terms dated October 18, 2019.

B.     Terms Agreement dated October 18, 2019.

EXECUTION VERSION

Final Terms dated October 18, 2019

International Bank for Reconstruction and Development

Issue of US$2,000,000,000 1.750 per cent. Notes due October 23, 2029 under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target markets – See Term 28 below.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	100964

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4. Aggregate Nominal Amount:

(i) Series:	US$2,000,000,000

(ii) Tranche:	US$2,000,000,000

5. (i) Issue Price:	99.037 per cent. of the Aggregate Nominal Amount

(ii) Net proceeds:	US$1,977,240,000

6. Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7. Issue Date:	October 23, 2019

8. Maturity Date (Condition 6(a)):	October 23, 2029

9. Interest Basis (Condition 5):	1.750 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	Not Applicable

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	Luxembourg Stock Exchange

15. Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rate of Interest:	1.750 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	April 23 and October 23 of each year, from and including April 23, 2020, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

(iii) Interest Period Date(s):	Each Interest Payment Date

(iv) Business Day Convention:	Not Applicable

(v) Fixed Coupon Amount(s):	US$8.75 per minimum Specified Denomination

(vi) Day Count Fraction (Condition 5(l)):	30/360

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17. Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

18. Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19. Form of Notes (Condition 1(a)):	Fed Bookentry Notes:

Fed Bookentry Notes available on Issue Date

20. New Global Note:	No

21. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22. Governing law (Condition 14):	New York

23. Other final terms:	Not Applicable

DISTRIBUTION

24. (i) If syndicated, names of Managers and underwriting commitments:

Citigroup Global Markets Limited:

J.P. Morgan Securities plc:

Merrill Lynch International:

RBC Capital Markets, LLC:

The Toronto-Dominion Bank:

Barclays Bank PLC:

BMO Capital Markets Corp.:

BNP Paribas:

Rabo Securities USA, Inc.:

FTN Financial Securities Corp:

Goldman Sachs International:

HSBC Bank plc:

Morgan Stanley & Co. International plc:

Nomura International plc:

UBS AG London Branch:

Wells Fargo Securities, LLC:

US$485,750,000

US$485,750,000

US$485,750,000

US$485,750,000

US$46,000,000

US$1,000,000

US$1,000,000

US$1,000,000

US$1,000,000

US$1,000,000

US$1,000,000

US$1,000,000

US$1,000,000

US$1,000,000

US$1,000,000

US$1,000,000

(ii) Stabilizing Manager(s) (if any):	Not Applicable

25. If non-syndicated, name of Dealer:	Not Applicable

26. Total commission and concession:	0.175 per cent. of the Aggregate Nominal Amount

27. Additional selling restrictions:	Not Applicable

28. MiFID II product governance Retail investors, professional investors and ECPs target markets:

Directive 2014/65/EU (as amended, “MiFID II”) product governance / Retail investors, professional investors and eligible counterparties (“ECPs”) target market

Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

IBRD does not fall under the scope of application of the MiFID II package. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

For the purposes of this provision, the term “manufacturers” means Citigroup Global Markets Limited, J.P. Morgan Securities plc and Merrill Lynch International.

OPERATIONAL INFORMATION

29. ISIN Code:	US459058HJ50

30. CUSIP:	459058HJ5

31. Common Code:	206929324

32. Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks; Euroclear Bank SA/NV; Clearstream Banking S.A.

33. Delivery:	Delivery against payment

34. Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 24, 2019.

USE OF PROCEEDS

Supporting sustainable development in IBRD’s member countries

The net proceeds from the sale of the Notes will be used by IBRD to finance sustainable development projects and programs in IBRD’s member countries (without being committed or earmarked for lending to, or financing of, any particular projects or programs). IBRD’s financing is made available solely to middle-income and creditworthy lower-income member countries who are working in partnership with IBRD to eliminate extreme poverty and boost shared prosperity, so that they can achieve equitable and sustainable economic growth in their national economies and find sustainable solutions to pressing regional and global economic and environmental problems. Projects and programs supported by IBRD are designed to achieve a positive social impact and undergo a rigorous review and internal approval process aimed at safeguarding equitable and sustainable economic growth.

IBRD integrates five cross cutting themes into its lending activities helping its borrowing members create sustainable development solutions: climate change; gender; jobs; public-private partnerships; and fragility, conflict and violence.

IBRD’s administrative and operating expenses are covered entirely by IBRD’s various sources of revenue (net income) consisting primarily of interest margin, equity contribution and investment income (as more fully described in the Information Statement).

SUPPLEMENTAL PROSPECTUS INFORMATION

Dealers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

SUPPLEMENTAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth under “Tax Matters” in the accompanying Prospectus. The following discussion supplements the section “Tax Matters” in the accompanying Prospectus and is subject to the limitations and exceptions set forth therein. The following section applies to you only if you are a U.S. Holder (as defined in the accompanying Prospectus), you acquire your Notes on the issue date and you hold your Notes as a capital asset for tax purposes.

You should consult with your own tax advisor concerning the consequences of investing in and holding the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Upon a sale or retirement of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in the Notes generally will equal the cost of the Notes to the U.S. Holder. Capital gain of individual taxpayers from the sale or retirement of the Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders should consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Henry Coyle
Name: Henry Coyle Title: Senior Financial Officer
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 100964 UNDER THE FACILITY

October 18, 2019

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agree to purchase from you (the “Bank”) the Bank’s US$2,000,000,000 1.750 per cent. Notes due October 23, 2029 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on October 23, 2019 (the “Settlement Date”) at an aggregate purchase price of US$1,977,240,000 (which is 98.862 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to October 16, 2019, 5:26 p.m. London time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the officer’s certificate of the Bank referred to in Section 6.3.1, the validity opinion of Bank counsel referred to in Section 6.3.2 (with the words “Deputy General Counsel” revised to read “any Deputy or Assistant General Counsel”), the validity opinion(s) of Dealer counsel referred to in Section 6.3.3, the disclosure letters of Bank counsel and Sullivan & Cromwell LLP referred to in Section 6.3.4 (with the words “Deputy General Counsel” revised to read “any Deputy or Assistant General Counsel”), the accountants’ letter referred to in Section 6.3.5, and the certificate of the Secretary of the Bank referred to in Section 6.3.6 of the Standard Provisions.

1

The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.037 per cent. less the underwriting discount and commission of 0.175 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount

Citigroup Global Markets Limited:	US$	485,750,000

J.P. Morgan Securities plc:	US$	485,750,000

Merrill Lynch International:	US$	485,750,000

RBC Capital Markets, LLC:	US$	485,750,000

The Toronto-Dominion Bank:	US$	46,000,000

Barclays Bank PLC:	US$	1,000,000

BMO Capital Markets Corp.:	US$	1,000,000

BNP Paribas:	US$	1,000,000

Rabo Securities USA, Inc.:	US$	1,000,000

FTN Financial Securities Corp:	US$	1,000,000

Goldman Sachs International:	US$	1,000,000

HSBC Bank plc:	US$	1,000,000

Morgan Stanley & Co. International plc:	US$	1,000,000

Nomura International plc:	US$	1,000,000

UBS AG London Branch:	US$	1,000,000

Wells Fargo Securities, LLC:	US$	1,000,000

Total:	US$	2,000,000,000

2

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000089 CITIBANK NYC/CUST a/c 096170; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3

The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Joint Lead Managers hereby agree to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes; and

(c)

the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers (excluding certain fees with respect to the delivery of the validity opinion and the disclosure letter, which fees shall be paid by the Bank).

6

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

c/o Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Attention:       Fixed Income Syndicate Desk

Telephone:     +44 20 7986 9000

Fax:                +44 20 7721 2829

7

Notwithstanding any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Bank, but without prejudice to Section 13 of the Standard Provisions, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i)

the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Bank under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.

the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)

the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

8	The Bank: (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealers are or may be Covered Entities; and (c) acknowledges, accepts, and agrees that:

8.1

in the event that a Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

8.2

in the event that a Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States. As used in this Terms Agreement:

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

I.	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

II.	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

III.	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

9

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a)

each of Citigroup Global Markets Limited, J.P. Morgan Securities plc and Merrill Lynch International (each a “Manufacturer” and together the “Manufacturers”) acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and announcements in connection with the Notes; and

(b)

each Dealer notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Final Terms and announcements in connection with the Notes.

10

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

11

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

12	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

13	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Camille McGleenan
Name: Camille McGleenan
Title: Delegated Signatory

CITIGROUP GLOBAL MARKETS LIMITED

J.P. MORGAN SECURITIES PLC

MERRILL LYNCH INTERNATIONAL

RBC CAPITAL MARKETS, LLC

(the “Joint Lead Managers”)

THE TORONTO-DOMINION BANK

BARCLAYS BANK PLC

BMO CAPITAL MARKETS CORP.

BNP PARIBAS

RABO SECURITIES USA, INC.

FTN FINANCIAL SECURITIES CORP

GOLDMAN SACHS INTERNATIONAL

HSBC BANK PLC

MORGAN STANLEY & CO. INTERNATIONAL PLC

NOMURA INTERNATIONAL PLC

UBS AG LONDON BRANCH

WELLS FARGO SECURITIES, LLC

(together with the Joint Lead Managers, the “Dealers”)

By:    CITIGROUP GLOBAL MARKETS LIMITED:

By:	/s/ Camille McGleenan
Name: Camille McGleenan
Title: Delegated Signatory

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Henry Coyle
Name: Henry Coyle
Authorized Officer